World Funds Trust 485BPOS

 Exhibit 99(p)(13)

Code of Ethics with Insider Trading Policy
Cboe Vest Financial, LLC (the “Firm”)

Amended and Restated

October 18, 2019

1.1	Overview

This Code of Ethics (the “Code”) has been adopted by the Firm, as the investment advisor to, among others, investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Funds”), in compliance with Rule 17j-1 under the 1940 Act” and the Investment Advisers Act of 1940 (the “Advisers Act).

The 1940 Act prohibits the Firm and its employees, in connection with the purchase and sale, directly or indirectly, of a security held or to be acquired by the Funds to a) employ any device, scheme or artifice to defraud the Funds; b) make any untrue statement of a material fact to the Funds or omit to state a material fact necessary in order to make the statements made to the Funds, in light of the circumstances under which they are made, not misleading; c) engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Funds; or d) engage in any manipulative practice with respect to the Funds.

Our Code is also based on the principle that every director, officer and employee, or outsourced Supervised Person of the Firm is to place, at all times, the interests of all clients of the Firm before his or her own personal interests. Each director, officer, employee, and outsourced Supervised Person of the Firm covered by this Code is to avoid any actual or potential conflicts of interest with the Firm and must comply with the provisions of the Code in all personal securities transactions.

Questions concerning this Code should be directed to the Chief Compliance Officer of the Firm.

1.2	Definitions

1.	“Access Person” means:

The Firm considers certain full-time employees of the Firm who have routine access in advance of non-public information regarding the investment decisions, recommendations, or knowledge of portfolio holdings or potential portfolio holdings of any Firm client to be Access Persons. Any other full-time, part-time, temporary, intern, contract person, or other outsourced third-party service provider who performs administrative or non-investment functions for the Firm and who does not have routine access in advance of non-public information regarding the investment decisions, recommendations, or knowledge of the potential portfolio holdings of any Firm client, will not be considered to be Access Persons.

An Access Person may include any outsourced third-party service provider who other than not being employed by the Firm, meets the criteria of being an Access Person. Those individuals will be subject to all the provisions of the Code and their compliance with the Code is the responsibility of the Firm.

2.	“Advisory Person” means:

a.	Any Firm employee who, in connection with his/her regular functions or duties, is involved in making securities recommendations to a client, or who has access in advance to such recommendations that are nonpublic;
b.	Any Firm employee acting as a portfolio manager of any Firm client;
c.	Any Firm employee who, in connection with his regular functions or duties, makes, participates in, or executes the purchase or sale of a security for a client; and
d.	Any Supervised Person of the Firm whose functions relate to the making of any recommendations with respect to the purchase or sale of a security for a client.

A person does not become an “Advisory Person” simply by (i) normally assisting in the preparation of public reports, or receiving public reports, but not receiving information about current recommendations or trading; or (ii) infrequently or inadvertently obtaining knowledge of current recommendations or trading activity. All Advisory Persons are also Access Persons. However, not all Access Persons are Advisory Persons.

3.	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan as well as a 401k plan in which automatic payroll deductions are being made on a regular schedule.
4.	“Beneficial Ownership” will be interpreted in the same manner as it would be in determining whether a person has beneficial ownership of a security as outlined in Section 16a-1(a)(2) of the 1934 Act. The determination of direct or indirect beneficial ownership shall apply to all securities which an Access Person has or acquires. For purposes of this policy, “Beneficial Ownership” includes securities held by:
●	Your spouse, minor children or relatives who share the same house with you;
●	An estate for your benefit;
●	A trust, of which (a) you are a trustee or you or members of your immediate family have a vested interest in the income or corpus of the trust, or (b) you own a vested beneficial interest, or (c) you are the grantor and you have the power to revoke the trust without the consent of all beneficiaries;
●	A partnership in which you are a partner;
●	A corporation (other than with respect to treasury shares of the corporation) of which you are an officer, director, or 10% stockholder;
●	Any other person if, by reason of contract, understanding, relationship, agreement, or other arrangement, you obtain benefits substantially equivalent to those of ownership; and
●	Your spouse or minor children or any other person, if, even though you do not obtain from them benefits of ownership, you can vest or re-vest title in yourself at once or at some future time.

A beneficial owner of a security also includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such security. Voting power includes the power to vote, or to direct the voting of such security, and investment power includes the power to dispose, or direct the disposition of such security. A person is the beneficial owner of a security if he or she has the right to acquire beneficial ownership of such security at any time within sixty days.

5.	“Brokerage Account” means any account with a broker, dealer or bank that may hold securities.
6.	“CCO” means the Firm's Chief Compliance Officer.
7.	“Control” has the same meaning as set forth in Section 2(a)(9) of the 1940 Act. In summary, control means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.
8.	“Client” means any person or entity for which the Firm acts as an investment adviser.
9.	“ETF’s” include shares issued by open-end and closed-end investment companies and those issued by Unit Investment Trusts.
10.	“Excluded Securities” include the following securities:
●	Direct obligations of the United States government;
●	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements;
●	Shares issued by any money market fund; and
●	Shares issued by open-end and closed-end funds other than a “Reportable Fund”.
11.	“Fund” means an investment company registered under the 1940 Act.
12.	“Immediate Family Members” includes the following:

child	grandparent	son-in-law
step-child	spouse	daughter-in-law
grandchild	sibling	brother-in-law
parent	mother-in-law	sister-in-law
step-parent	father-in-law

Immediate Family includes adoptive relationships and any other relationship (whether or not recognized by law) which could lead to possible conflicts of interest, diversions of corporate opportunity, or appearances of impropriety, which this Code is intended to prevent.

13.	“Limited Offering”, also known as a “Private Placement Offering” means an offering that is exempt from registration under the Securities Act of 1933.
14.	“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being considered for purchase or sale” when a recommendation is made by a Firm portfolio manager to purchase or sell a security, and such recommendation has been communicated to Firm members or a Client, and with respect to the person making the recommendation, when such person seriously considers making such a recommendation. Serious consideration includes the act of writing a trade ticket and/or entering an order with a broker.
15.	“Reportable Fund” means:
a.	Any Fund for which the Firm serves as an investment adviser or sub-advisor as defined in section 2(a)(20) of the 1940 Act,
b.	Any Fund whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this section, “control” has the same meaning as it does in section 2(a)(9) of the 1940 Act, or

c.	Any pooled investment vehicle to which the Firm provides supervision, sub- supervision or portfolio consulting services.
16	“Reportable Security” has the same meaning as set forth in Section 202(a)(18) of the Advisers Act and includes:

any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral- trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

For the purposes of our Code all ETF’s are considered to be a Reportable Security.

17.

“Supervised Person” has the same meaning as set forth in Section 202(a)(25) of the Advisers Act. In summary, a supervised person is any officer, director, partner, and employee of an Adviser, and any other person who provides advice on behalf of an Adviser and is subject to the Adviser’s supervision and control.

1.3	Standards of Conduct

The Firm believes all its Supervised Persons, as fiduciaries, have a duty of utmost good faith to act solely in the best interests of the Firm's clients. The Firm’s fiduciary duty compels all its Supervised Persons to act with the utmost integrity in all dealings. This fiduciary duty is the core principle underlying this Code, and represents the Firm’s core expectations related to any activities of its Supervised Persons.

Personal Conduct

1.	Giving or Receiving of Gifts or Entertainment

No employee, director or officer may give or receive any single gift or entertainment with a value of more than $500 to/from any person that does business with or on behalf of the Firm without specific approval in advance by the Firm CCO.

If any single instance of providing or receiving a gift or entertainment in excess of the $500 threshold occurs, a written report must be provided to the CCO or his/her designated person for approval in advance detailing the provider/recipient of the gift or entertainment and the nature and value of the gift or entertainment. The report must be signed by the Firm provider/recipient and the CCO, and the report will include an attestation that indicates that the provider/recipient is in no way obligated nor have they committed the firm to any activity which would cause the individual or firm to be out of compliance with the Code.

2.	Charitable Contributions

All charitable contributions in excess of $500 made by the Firm to any charitable organization, including those requested by a client of the Firm, must be approved in advance by the Firm’s CCO. No charitable contribution can be made payable directly to a client of the Firm.

3.	Service as Director for an Outside Company

Advisory Persons may not serve on the Board of Directors of a publicly traded company without the prior written approval of the Firm’s CCO. Such approval shall be based upon a finding by the CCO that such service shall not be likely to result in a conflict of interest with the Firm and the person.

1.4	Personal Securities Trading Policy

A.	Reporting of Personal Securities Transactions in any Reportable Security

The Firm generally only conducts transactions in options and highly liquid equity securities, therefore, no Supervised Person, including Access Persons, are restricted from making such purchases or sales of Reportable Securities for their personal accounts. However, all Supervised Persons, including all Access Persons, must report any proposed transactions in any Reportable Security, in advance of placing such transaction, through the Firm’s BasisCode compliance software personal trading module.

B.	Pre-Clearance of Personal Transactions in any Reportable Fund

All Supervised Persons, including all Access Persons, must pre-clear all transactions in any Reportable Funds, as described in section 1.2, through the BasisCode compliance software personal trading module prior to the execution of any such transaction. This pre-clearance extends to trusts over which the Access Person has discretionary authority.

Once approval is received from BasisCode for any transaction in any Reportable Fund, the individual receiving such approval shall have two trading days following the day of approval to execute the transaction, after which time a new request and approval must be obtained if the initial trade was not executed in a timely fashion. If the trade is not executed within the allotted time frame, the individual must notify compliance to allow for such trade request to be noted with that information. It is the responsibility of the individual receiving trade approval to execute the trade within the time frame allowed. Should any previously approved trade be completed after the allowed period, a reversal of the trade and disgorgement of any profits may be required at the sole discretion of the CCO given the facts of such trade activity.

C.	Initial Public Offerings and Limited Offerings

All Access Persons must obtain the prior written approval of the Firm’s CCO before he/she directly or indirectly acquires Beneficial Ownership in any security in an Initial Public Offering or in a Limited Offering, including private placement offerings. Such approval shall be based upon a finding by the CCO in advance of such purchase that the transaction shall not be likely to result in a conflict of interest between the Firm and the person.

1.5	Reporting Requirements

A.	Reporting Requirements by Access Persons
1.	Initial & Annual Holdings Reports

Upon employment, or change of Personnel Designation to an Access Person, each individual is required to provide an initial report of all personal holdings in a Reportable Security or Reportable Fund (other than holdings of Excluded Securities) through the New Hire or Access Person Compliance Onboarding process in BasisCode, no later than 10 calendar days after employment or being designated as an Access Person.

All Access Persons are further required to provide a certification on an annual basis no later than 45 calendar days after each calendar year end attesting that they have caused to be submitted duplicate statements for all active brokerage accounts. This certification covers all personal holdings in a Reportable Security or Reportable Fund (other than holdings of Excluded Securities).

Copies of brokerage statements delivered via hard copy, uploaded electronically, or submitted through BasisCode Direct Feed, and which contain the same information noted below will be viewed as an acceptable form of reporting, provided they are received within thirty days of the end of any reporting period, or in accordance with the particular brokerage firm’s delivery schedule.

In addition, each Access Person when submitting the above referenced certification is certifying that the information provided, regardless of delivery format, is current, accurate, and complete. The information required in this section must contain the following information:

(a)	Security Name
(b)	Ticker Symbol or CUSIP number
(c)	Number of Shares or Par
(d)	Principal Amount
(e)	Broker, Dealer or Bank Name
(f)	Date of the Report

Additionally, Access Persons, on an on-going basis shall also list all open or closed brokerage accounts in which the Access Person holds, can hold, or held a personal Reportable Security or Reportable Fund.

2.	Quarterly Transaction Reports

No later than 30 calendar days following the end of each calendar quarter, all Access Persons shall submit through BasisCode a certification listing all personal transactions in any Reportable Security or Reportable Fund (other than transactions in Excluded Securities) pursuant to which the Access Person obtained a direct or indirect beneficial ownership interest. The information required as outlined in Section 1.5(A)(1) above, can be delivered via hard copy, uploaded electronically, or submitted through BasisCode Direct Feed.

The following transactions are not required to be reported:

(a)	Transactions in Excluded Securities;
(b)	Transactions effected through an automatic investment plan so long as the investment allocation was determined in advance of the actual trade; and
(c)	Transactions that duplicate information contained in brokerage trade confirmations or account statements received in hard copy, uploaded electronically, or submitted through BasisCode Direct Feed
B.	Submission of Duplicate Periodic Statements

Each Access Person must arrange for duplicate copies of statements of all brokerage accounts for which they have direct or indirect beneficial interest, as well as duplicate statements for accounts of Immediate Family Members living in the household for which they have direct or indirect beneficial interest, be delivered via hard copy, uploaded electronically, or submitted through BasisCode Direct Feed.

1.6	Record Keeping Requirements

The Firm’s CCO will keep the applicable records regarding this Code in whatever format they deem acceptable for the specified number of years as required in the Advisers Act and also in accordance with Rule 17j-1(f) of the 1940 Act and its associated requirements.

1.7	Certifications

Each Access Person will provide written certification initially upon receiving the Code, and then again at any point in the future if the Code is updated and contains any material changes.

1.8	Reporting of Violations

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. Accordingly, persons that become aware of a violation of the Code are required to promptly report such violation to the CCO, or in the event the violation involves the CCO, to the President of the Firm. Any person who seeks to retaliate against a person who reports a Code violation shall be subject to sanctions.

1.9	Sanctions

The Firm’s management may impose sanctions it deems appropriate upon any person who violates the Code. In addition, the Firm’s management may impose sanctions it deems appropriate upon any person who has engaged in a course of conduct that, although in technical compliance with the Code, is part of a plan or scheme to evade the provisions of the Code. Sanctions may include a letter of censure, suspension of employment, termination of employment, fines, and disgorgement of profits from prohibited or restricted transactions.

2.0	Review and Supervisory Reporting

A.	Review Procedures
1.	The CCO, or his/her designee, shall review reports, including any initial holdings reports, annual holdings reports, personal securities transaction reports, quarterly transaction reports, and brokerage statements, provided in any format, to attempt to detect possible violations of the Code.
2.	No less frequently than annually, the Firm must furnish to any Board of any Series of any of its Reportable Funds, upon that Board’s request, and in whatever reasonable fashion the Board requests, information concerning any Code in effect for the period requested that will a) describe any issues arising under the Code or its procedures since the last report to the Board, including, but not limited to, information about material violations of the Code, or its procedures and sanctions imposed in response to the material violations; and

b) which certifies that the Advisor has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

3.	Senior management, or the CCO of the Firm, shall review this Code annually.

B.	Reporting Procedures
1.	The CCO, his/her associates, or other designated Firm personnel, shall promptly report to the CCO, or to the Firm’s senior management if any issue involves the CCO: (a) any transaction that appears to be in violation of the prohibitions contained in this Code; (b) any apparent violations of the reporting requirements contained in this Code; and (c) any procedures or sanctions imposed in response to a violation of this Code, including but not limited to, a letter of censure, suspension or termination of the employment of the violator as imposed by the President of the Firm, or the unwinding of the transaction and disgorgement of the profits.

In addition, the CCO will include this information in the Annual Report to be completed in accordance with Rule 206(4)-7.

2.	The CCO will also include the following information, as is deemed appropriate and applicable, in the Annual Report to be completed in accordance with Rule 206(4)-7:
(a)	a copy of the current Code;
(b)	a summary of existing procedures and any changes in the Code's policies or procedures during the past year;
(c)	a description of any issues arising under the Code or its procedures since the last report, including but not limited to, information about material violations of the Code and sanctions imposed in response to material violations;
(d)	an evaluation of current Code and a report on any recommended changes to the Code based upon the CCO's experience, evolving industry practices, or developments in applicable laws or regulations; and
(e)	a certification that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

APPENDIX

INSIDER TRADING POLICIES AND PROCEDURES

The Insider Trading and Securities Fraud Enforcement Act of 1988 ("ITSFEA") requires that all investment advisers and broker-dealers establish, maintain, and enforce written policies and procedures designed to detect and prevent the misuse of material non-public information by such investment adviser and/or broker-dealer, or any person associated with the investment adviser and/or broker-dealer.

Section 204A of the Advisers Act states that an investment adviser must adopt and disseminate written policies with respect to ITSFEA, and an investment adviser must also vigilantly review, update, and enforce them. Section 204A provides that every adviser subject to Section 204 of the Advisers Act shall be required to establish procedures to prevent insider trading.

The Firm has adopted the following policy, procedures, and supervisory procedures in addition to the Code of Ethics.

SECTION I – POLICY

The purpose of this Section 1 is to familiarize the officers, directors, and employees of the Firm with issues concerning insider trading and to assist them in putting into context the policy and procedures on insider trading.

Policy Statement:

No person to whom this Statement on Insider Trading applies, including officers, directors, and employees, may trade, either personally or on behalf of others (such as private accounts managed by the Firm) while in possession of material, non-public information; nor may any officer, director, or employee of the Firm communicate material, non-public information to others in violation of the law. This conduct is frequently referred to as "insider trading." This policy applies to every officer, director, and employee of the Firm and extends to activities within and outside their duties with the Firm. It covers not only personal transactions of Firm Personnel, but indirect trading by family, friends and others, or the non-public distribution of inside information from you to others. Every officer, director, and employee must read and retain this policy statement. Any questions regarding the policy and procedures should be referred to the Chief Compliance Officer.

The term "insider trading" is not defined in the Federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an "insider") or the communications of material nonpublic information to others who may then seek to benefit from such information.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

(a)	Trading by an insider, while in possession of material non-public information; or
(b)	Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated; or
(c)	Communicating material non-public information to others.

The elements of insider trading and the penalties for such unlawful conduct are discussed below.

1.	Who is an Insider? The concept of "insider" is broad. It includes officers, directors, and employees of a company. In addition, a person can be a "temporary insider" if he or she enters into a special confidential relationship in the conduct of a company's affairs and as a result is given access to information solely for the company's purposes. A temporary insider can include, among others, a company's attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, an investment adviser may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

2.	What is Material Information? Trading on inside information can be the basis for liability when the information is material. In general, information is "material" when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities. Information that officers, directors, and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.
3.	What is Non-Public Information? Information is non-public until it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, the Wall Street Journal or other publications of general circulation would be considered public. (Depending on the nature of the information, and the type and timing of the filing or other public release, it may be appropriate to allow for adequate time for the information to be "effectively" disseminated.)
4.	Reason for Liability. (a) Fiduciary duty theory - in 1980, the Supreme Court found that there is no general duty to disclose before trading on material non-public information, but that such a duty arises only where there is a direct or indirect fiduciary relationship with the issuer or its agents. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material non-public information or refrain from trading. (b) Misappropriation theory - another basis for insider trading liability is the, 'misappropriation" theory, where liability is established when trading occurs on material non-public information that was stolen or misappropriated from any other person.
5.	Penalties for Insider Trading. Penalties for trading on or communicating material non- public information are severe, both for individuals and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:
a.	civil injunctions
b.	treble damages
c.	disgorgement of profits
d.	jail sentences
e.	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and
f.	fines for the employer or other controlling person of up to the greater of $1 million or three times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Firm, including dismissal of the persons involved.

SECTION II - PROCEDURES

The following procedures have been established to aid the officers, directors, and employees of the Firm in avoiding insider trading, and to aid in preventing, detecting, and imposing sanctions against insider trading. Every officer, director, and employee of the Firm must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability, and/or criminal penalties. If you have any questions about these procedures you should consult the Chief Compliance Officer.

1.	Identifying Inside Information. Before trading for yourself or others, including private accounts managed by the Firm, in the securities of a company about which you may have potential inside information, ask yourself the following questions:
i.	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?
ii.	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and non- public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

i.	Report the matter immediately to the Chief Compliance Officer.
ii.	Do not purchase or sell the security on behalf of yourself or others, including investment companies or private accounts managed by a Provider.
iii.	Do not communicate the information to anybody, other than to the Chief Compliance Officer.
iv.	After the Chief Compliance Officer has reviewed the issue, you will be instructed to either continue the prohibitions against trading and communication, or you will be allowed to communicate the information and then trade.
2.	Restricting Access to Material Non-public Information. Any information in your possession that you identify as material and non-public may not be communicated other than in the course of performing your duties to anyone, including persons within your company, except as provided in paragraph I above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted.
3.	Resolving Issues Concerning Insider Trading. If, after consideration of the items set forth in paragraph 1, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the Chief Compliance Officer before trading or communicating the information to anyone.

SECTION III – SUPERVISION

The role of the Chief Compliance Officer is critical to the implementation and maintenance of this Statement on Insider Trading. These supervisory procedures can be divided into two classifications,

(1) the prevention of insider trading, and (2) the detection of insider trading.

1.	Prevention of Insider Trading

To prevent insider trading the compliance official should:

(a)	Answer promptly any questions regarding the Statement on Insider Trading;

(b)	Resolve issues of whether information received by an officer, director, or employee is material and nonpublic;
(c)	Review and ensure that officers, directors, and employees review, at least annually, and update as necessary, the Statement on Insider Trading; and
(d)	When it has been determined that an officer, director, or employee has material non- public information,
(i)	Implement measures to prevent dissemination of such information, and
(ii)	If necessary, restrict officers, directors, and employees from trading the securities.
2.	Detection of Insider Trading

To detect insider trading, the Chief Compliance Officer should:

(a)	Review periodically BasisCode personal trading transaction analyses of Access Persons for possible irregular trading activity, i.e., size of trades on a comparative basis in the account and frequency of trades in the same security; and
(b)	Coordinate, if necessary, the review of such reports with other appropriate officers, directors, or employees of the Firm.
3.	Special Reports to Management

Promptly, upon learning of a potential violation of the Statement on Insider Trading, the Chief Compliance Officer must prepare a written report to management of the Firm providing full details and recommendations for further action.

4.	Annual Reports

On an annual basis, the CCO will include the following information in the Chief Compliance Officer’s Annual Report to be completed in accordance with Rule 206(4)-7. The report to the management of the Firm will set forth the following:

(a)	A summary of the existing procedures to detect and prevent insider trading;
(b)	Full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation; and
(c)	An evaluation of the current procedures and any recommendations for improvement.

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